UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Internet Brands, Inc.

(Name of Issuer)

Common Stock, Class A, par value $0.001 per share

(Title of Class of Securities)

460608102

(CUSIP Number)

May 29, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	NAMES OF REPORTING PERSONS Polaris Venture Partners V, L.P. (“PVP V”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

SOLE VOTING POWER

2,010,915 shares, except that Polaris Venture Management Co. V, L.L.C. (“Polaris V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”) and Alan G. Spoon (“Spoon”), the managing members of Polaris V, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5.

7.

SOLE DISPOSITIVE POWER

2,010,915 shares, except that Polaris V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,915

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of

March 31, 2008.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“Entrepreneurs’ V”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

SOLE VOTING POWER

39,193 shares, except that Polaris V, the general partner of Entrepreneurs’ V, may be deemed to have sole power to vote these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5

7.

SOLE DISPOSITIVE POWER

39,193 shares, except that Polaris V, the general partner of Entrepreneurs’ V, may be deemed to have sole power to dispose of these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,193

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of

March 31, 2008.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P. (“Founders’ V”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

SOLE VOTING POWER

13,775 shares, except that Polaris V, the general partner of Founders’ V, may be deemed to have sole power to vote these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5.

7.

SOLE DISPOSITIVE POWER

13,775 shares, except that Polaris V, the general partner of Founders’ V, may be deemed to have sole power to dispose of these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,775

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (3)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of
March 31, 2008.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Polaris Venture Special Founders’ Fund V, L.P. (“Special Founders’ V”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

SOLE VOTING POWER

20,109 shares, except that Polaris V, the general partner of Special Founders’ V, may be deemed to have sole power to vote these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5.

7.

SOLE DISPOSITIVE POWER

20,109 shares, except that Polaris V, the general partner of Special Founders’ V, may be deemed to have sole power to dispose of these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared voting power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,109

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(4) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of
March 31, 2008.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Polaris Venture Management Co. V, L.L.C. (“Polaris V”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

SOLE VOTING POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepeneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to vote these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5.

7.

SOLE DISPOSITIVE POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepreneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to dispose of these shares, and Flint, McGuire and Spoon, the managing members of Polaris V, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,992

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (5)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(5) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of
March 31, 2008.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Jonathan A. Flint (“Flint”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0 shares

6.

SHARED VOTING POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepeneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to vote these shares.  Flint, a managing member of Polaris V, may be deemed to have shared power to vote these shares.

	7.	SOLE DISPOSITIVE POWER 0 shares

8.

SHARED DISPOSITIVE POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepeneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to dispose of these shares.  Flint, a managing member of Polaris V, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,992

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (6)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(6) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of
March 31, 2008.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Terrance G. McGuire (“McGuire”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0 shares

6.

SHARED VOTING POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepeneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to vote these shares.  McGuire, a managing member of Polaris V, may be deemed to have shared power to vote these shares.

	7.	SOLE DISPOSITIVE POWER 0 shares

8.

SHARED DISPOSITIVE POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepeneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to dispose of these shares.  McGuire, a managing member of Polaris V, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,992

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (7)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(7) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of
March 31, 2008.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Alan G. Spoon (“Spoon”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0 shares

6.

SHARED VOTING POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepeneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to vote these shares.  Spoon, a managing member of Polaris V, may be deemed to have shared power to vote these shares.

	7.	SOLE DISPOSITIVE POWER 0 shares

8.

SHARED DISPOSITIVE POWER

2,083,992 shares, of which 2,010,915 are directly owned by PVP V, 39,193 are directly owned by Entrepreneurs’ V, 13,775 are directly owned by Founders’ V and 20,109 are directly owned by Special Founders’ V.  Polaris V, the general partner of PVP V, Entrepeneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to dispose of these shares.  Spoon, a managing member of Polaris V, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,992

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (8)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(8) Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of
March 31, 2008.

Item 1.
	(a)	Name of Issuer Internet Brands, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 909 North Sepulveda Blvd., 11th Floor, El Segundo, CA 90245

Item 2.
(a)

Name of Person Filing

This Statement is filed by:

(i)                          Polaris Venture Partners V, L.P., a Delaware limited partnership (“PVP V”)

(ii)                       Polaris Venture Partners Entrepreneurs’ Fund V, L.P., a Delaware limited partnership (“Entrepeneurs’ V”)

(iii)                    Polaris Venture Partners Founders’ Fund V, L.P., a Delaware limited partnership (“Founders’ V”)

(iv)                   Polaris Venture Partners Special Founders’ Fund V, L.P., a Delaware limited partnership (“Special Founders’ V”)

(v)                      Polaris Venture Management Co. V, L.L.C., a Delaware limited liability company (“Polaris V”)

(vi)                   Jonathan A. Flint (“Flint”)

(vii)                Terrance G. McGuire (“McGuire”)

(viii)             Alan G. Spoon (“Spoon”)

Flint, McGuire, and Spoon are the managing members of Polaris V.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Polaris V, the general partner of PVP V, Entrepreneurs’ V, Founders’ V and Special Founders’ V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by PVP V, Entrepreneurs’ V, Founders’ V and Special Founders’ V.  Flint, McGuire and Spoon are the managing members of Polaris V and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by PVP V, Entrepreneurs’ V, Founders’ V and Special Founders’ V.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Polaris Venture Partners 1000 Winter Street Suite 3350 Waltham, MA 02451
(c)

Citizenship

PVP V, Entrepreneurs’ V, Founders’ V and Special Founders’ V are Delaware limited partnerships; Polaris V is a Delaware limited liability company; Flint, McGuire and Spoon are United States citizens.

(d)

Title of Class of Securities

This statement relates to the Issuer’s Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).  The Class A Common Stock is registered under Section 12 of the Act.

	(e)	CUSIP Number 460608102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: (Based upon 40,688,774 shares of Class A Common Stock, par value $0.001 per share, outstanding as of March 31, 2008.): See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of PVP V, Entrepreneurs’ Fund V, Founders’ Fund V and Special Founders’ Fund V, the general partner of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below each of the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 4, 2008.

POLARIS VENTURE PARTNERS V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE PARTNERS
ENTREPRENEURS’ FUND V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE PARTNERS
FOUNDERS’ FUND V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL
FOUNDERS’ FUND V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V,
L.L.C.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

JONATHAN A. FLINT
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

TERRANCE G. MCGUIRE
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

ALAN G. SPOON
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated June 4, 2008	16

B	Reference to Donald J. MacKenzie as Authorized Signatory	18

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Internet Brands, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: June 4, 2008

POLARIS VENTURE PARTNERS V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE PARTNERS
ENTREPRENEURS’ FUND V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE PARTNERS
FOUNDERS’ FUND V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL
FOUNDERS’ FUND V, L.P.
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V,
L.L.C.	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

JONATHAN A. FLINT
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

TERRANCE G. MCGUIRE
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

ALAN G. SPOON
	By:	/s/ Donald J. MacKenzie

Name: Donald J. MacKenzie

Title: Authorized Signatory

EXHIBIT B

REFERENCE TO DONALD J. MACKENZIE AS AUTHORIZED SIGNATORY

Donald J. MacKenzie has signed the enclosed documents as Authorized Signatory.  Note that copies of the applicable Agreement to File Jointly and Statement Appointing Designated Filer and Authorized Signatory are already on file with the appropriate agencies.